# BofA Securities Europe SA

## Form SBSE-A

Supplemental Filing Attachment:

**Response to Schedule B, Section II**

**April 3, 2023**

**BofA Securities Europe SA - Response to Item 14 of Form SBSE-A with respect to Control Persons**

BofA Securities Europe SA is wholly owned by:

i.  NB Holdings Corporation, which in turn is wholly owned by
ii.  Bank of America Corporation.

NB  Holdings Corporation
100 North Tryon Street
Charlotte, NC 28255

Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255